SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 45)

Europe Fund Inc. (EF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29874M103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Common Stock
Europe Fund Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 783,871 shares of EF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 7.79% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of EF fit the investment guidelines for various Accounts. Shares have been acquired since July 10, 1996.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 783,871 shares, which represents 7.79% of the outstanding Shares. George Karpus presently owns 5,275 shares purchased on September 12, 2005 at $11.69 per share (2000 shares) and on February 24, 2006 at $11.58 per share (3275 shares). Karpus Investment Management Profit Sharing Plan presently owns 3,250 shares purchased on January 16, 1998 at $15.97 (200 shares), August
28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April
20 at $16.69 (100 shares) and $16.94 (100 shares), April 18, 2001 at
$12.87 (100 shares), September 21 at $8.52 (550 shares), November
19 at $11.15 (100 shares) and at $11.14 (100 shares), July 8&9, 2002 at $9.60 (1550 shares), July15 at $9.04 (100 shares), July 22 at $8.29
(200 shares), July 29 at $8.40 (100shares), August 2, 2002 at $ 8.50
(400 shares), October 11, 2002 at $7.28 (100 shares), October 15 at $7.50 (100 shares), October 28 at $7.79 (100 shares), October 29 at $7.64 (50 shares), November 6 at $8.07 (50 shares), November 13 at
$7.52 (50 shares), November 20 at $8.02 (50 shares), December 3,
2002 at $8.15 (50 shares),December 9 at $8.02 (100 shares), and May
20, 2003 at $7.58 (1000 shares) and February 8, 2006 at $11.13 (1000 shares). Shares were sold on June 9, 2004 at $10.41 (200 shares), June 10 at $10.30 (200 shares), June 14 at $10.18 (200 shares), June 15 at
$10.28 (100 shares), June 23 at $10.17 (100 shares), June 24 at $10.44
(300 shares), and June 28 at $10.50 (100 shares), July 6 at $10.45 (10 shares) and $10.55 (40 shares) July 7 at $10.53 and $10.55 (200 shares), July 9 at $10.29 (100 shares), and July 26at $9.86 (100 shares), August 25 at $9.62 (100 shares), November 30,2004 at $ 12.10 (50 shares),
January19 at $ 10.75 (500 shares), February 7 & 8 at $11.21 & $11.26
(600 shares), February 9 & 10 at $11.10 (300 shares), February 11 &
18 at $ 11.23 & $11.34 (300 shares), February 22 & 25 at $ 11.41 &
$11.58 (300 shares), February 28 at $ 11.60 (100 shares). Dana R. Consler currently owns 735 shares purchased on March 29, 1999 at $16.75 (300 shares), April 5 at $16.69 (100 shares), February 14, 2002 at $10.14 (50 shares), March 5 at $10.22 (50 shares), and June 27 at $9.45 (50 shares), and November 6 at $ 8.07 (50 shares), December 3, 2002 at $ 8.15 (100 shares), and December 9 at $ 8.02 (50 shares), February 11, 2003 at $6.82 (200 shares). July 6 at $ 10.55 (10 shares), and January 10 & 11 at $ 10.82 & $10.87 (200 shares), January 13 at
$ 10.90 (100 shares), and January 21 & 27 at $10.68 & $10.78 (105 shares). Jo Ann Van Degriff presently owns 2,000 shares purchased on July 21, 2003 at $8.20 per share, on February 23, 2006 at $11.45 and 1,000 shares on March 20, 2006 at $12.09. Sophie B. Karpus presently owns 175 shares purchased on February 9, 2006 at $11.23 per share. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 1.38%
and Dana R. Consler owns 0.65%. Apogee Partners, L.P. owns 34,210 shares of EF. None of the other Principals of KIM presently own shares of EF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
3/1/2006
700
11.66

4/3/2006
1340
12.02
3/2/2006
5900
11.64

4/5/2006
1000
12.21
3/3/2006
13700
11.65

4/6/2006
3500
12.22
3/6/2006
8100
11.64

4/7/2006
2500
12.23
3/7/2006
13270
11.57

4/10/2006
1500
12.18
3/7/2006
-11500
11.56

4/11/2006
3100
12.09
3/9/2006
-13000
11.51

4/12/2006
-2445
12.14
3/9/2006
11900
11.51

4/18/2006
-140
12.33
3/10/2006
-11515
11.57

4/19/2006
1000
12.36
3/10/2006
9500
11.56

4/20/2006
7200
12.39
3/14/2006
-8105
11.72

4/21/2006
-55
12.45
3/14/2006
9600
11.72

4/21/2006
2000
12.42
3/15/2006
2000
11.84

4/24/2006
400
12.47
3/16/2006
5100
11.94

4/25/2006
12000
12.37
3/20/2006
6840
12.10

4/26/2006
4000
12.59
3/21/2006
3400
12.02

4/27/2006
1200
12.48
3/22/2006
3800
12.04




3/23/2006
3000
11.98




3/24/2006
1500
11.99




3/28/2006
13265
11.89




3/29/2006
1000
11.91




3/30/2006
6000
11.95




3/31/2006
10280
12.01





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		May 9, 2006